Ex12c
                                  IDACORP, Inc.
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                                                                                     Twelve Months
                                            Twelve Months Ended December 31,                             Ended
                                                 (Thousands of Dollars)                                March 31,
                                          1996         1997         1998        1999        2000          2001

Earnings, as defined:
  Income before  income taxes        $  135,247   $  133,570    $ 133,806   $ 137,021   $ 210,701    $  197,178
  Adjust for distributed income of
  equity investees                       (1,413)      (3,943)      (4,697)       (837)     (3,116)        2,574
  Equity in loss of equity method
  investments                                 0            0          458         435         186           185
  Minority interest in losses of
  majority owned subsidiaries                 0            0         (125)        (37)     (1,468)       (1,546)
  Supplemental fixed charges and
  preferred dividends, as below          73,018       72,208       72,496      74,800      75,800        77,733

     Total earnings, as defined      $  206,852   $  201,835    $ 201,938   $ 211,382   $ 282,103    $  276,124

Fixed charges, as defined:
  Interest charges                   $   57,348   $   60,761    $  60,677   $  62,975   $  63,339    $   65,302
  Preferred stock dividends of
  subsidiaries-gross up-IDACORP
  rate                                   12,079        7,891        8,445       8,313       8,886         8,824
  Rental interest factor                    991          982          801         955       1,036         1,073
     Total fixed charges                 70,418       69,634       69,923      72,243      73,261        75,199
  Supplemental increment to fixed
    charges*                              2,600        2,574        2,573       2,557       2,539         2,534


  Supplemental fixed charges             73,018       72,208       72,496      74,800      75,800        77,733
  Preferred dividends requirements            0            0            0           0           0             0

     Total combined supplemental
     fixed charges and preferred
     dividends                       $   73,018   $   72,208    $  72,496   $  74,800   $  75,800    $   77,733

Supplemental ratio of earnings to
combined fixed charges and
preferred dividends                       2.83x        2.80x        2.79x       2.83x       3.72x         3.55x

*Explanation of increment - Interest on the guaranty of American Falls
       Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.


